UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-03213				June 30, 2012
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
Nationwide Variable Insurance Trust

4. Address of principal executive office (number, street, city, state, zip code):
1000 Continental Drive, Suite 400, King of Prussia, Pennsylvania 19406

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 30, 2012. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2012, and with respect to agreement of security purchases and sales, for the period from February 29, 2012 (the date of our last examination), through June 30, 2012:

•	Confirmation of all securities held by institutions in book entry form by the Depository Trust Company;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•	Confirmation of all trades unsettled, as of June 30, 2012, with the brokers or liquidation of these trades using the Funds’ Custodian records;

•	Reconciliation of all such securities to the books and records of the Funds and J.P. Morgan Chase Bank (the “Custodian”), the Funds’ Custodian;

•	Confirmation of selected security positions held by the Custodian at foreign sub-custodians

•	Agreement of fifty security purchases and forty-five security sales or maturities since our last report from the books and records of the Funds to related trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2012 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

November 12, 2012

November 12, 2012

Mr. Christopher May

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1700

2001 Market Street

Philadelphia, PA 19103-7042

Re:	Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

We, as members of management of the NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2, as of June 30, 2012, and from February 29, 2012 through June 30, 2012.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as of June 30, 2012, and from February 29, 2012 through June 30, 2012, with respect to securities reflected in the investment account of the Funds.

NVIT Multi-Manager International Value Fund and

NVIT Multi-Manager Small Cap Value Fund

/s/ Michael S. Spangler
Michael S. Spangler, President and Chief Executive Officer

/s/ Joseph A. Finelli
Joseph A. Finelli, Treasurer and Chief Financial Officer